March 28, 2023

Brigitte Lippmann/Jeffrey Gabor

William Demarest/ Isaac Esquivel

Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Re: WANG & LEE GROUP, Inc.
Amendment No. 11 to Registration Statement on Form F-1 Filed March 21, 2023
File No. 333-265730

Dear Ms. Lippmann and Messrs Gabor, Demarest and Esquivel,

On behalf of our client, WANG & LEE GROUP Inc. (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 27, 2023. Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-1 (the “Revised Registration Statement”) and the related exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

* * *

Form F-1/A

General

1.	Please update your disclosure to discuss the China Securities Regulatory Commission (CSRC) announcement of the implementation of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies which will take effect on March 31, 2023.

Response:

We have updated the Company’s disclosure to discuss the China Securities Regulatory Commission (CSRC)’s announcement of the implementation of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies which will take effect on March 31, 2023 on the cover page of the Revised Registration Statement. Additionally, we have included a new risk factor titled “The Opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council and the New Overseas Listing Rules promulgated by the CSRC may subject us to additional compliance requirements in the future” on page [ ]  of the Revised Registration Statement as well as under the Significant Risk Factors section.

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srf.law.

Very truly yours,

SICHENZIA ROSS FERENCE LLP

/s/ Benjamin Tan
Benjamin Tan Esq.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW